Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Champps Entertainment, Inc.:

We consent to the use of our reports dated September 6, 2005, with respect to the consolidated balance sheets of Champps Entertainment, Inc. and subsidiaries as of July 3, 2005 and June 27, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended July 3, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of July 3, 2005, and the effectiveness of internal control over financial reporting as of July 3, 2005, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

December 7, 2005